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                             Exhibit 6.2

                    Management Services Agreement

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                             MarketCentral.net Corp.
                          300 Mercer Street, Suite 26-J
                               New York, NY 10003


                             As of February 1, 1999


Mr. Roy Spectorman, President
New Horizons Asset Management Group Corp.
300 Mercer Street, Suite 26-J
New York, NY  10003


                             Re: Management Services

Dear Mr. Spectorman:

         In connection with its business activities, MarketCentral.net Corp. ("Market") desires (I) to utilize a portion of the business facilities, computers, telephones and office supplies (collectively, the "amenities") of New Horizons, Inc. ("NH") in its facilities located at 300 Mercer Street, Suite 26-J, New York, NY 10003 and (ii) to retain NH as a management consultant in connection with its business activities. In consideration of such utilization of the Amenities and for the management consulting activities to be rendered by NH hereunder. Market agrees to pay NH a monthly fee of $9,000, which shall be paid to NH on or before the fifth day of each month during the term of this agreement.

         NH's consulting activities hereunder shall include advice regarding the formation of corporate goals and their implementation, creation of strategic alliances including co-branding arrangements, site promotion, advice regarding corporate organization, personnel and selection of needed specialty skills.

         In addition, in consideration of the consulting services provided to Market in connection with its merger transaction with MarketCentral.net Corp, a New York corporation, Market agrees to remit payment in the amount of $25,000 upon its receipt of funds in a equity of debt financing transaction which is consummated after the date hereof.

         The term of this Agreement shall commence as of the date hereof and shall continue on a month-to-month basis ("Term"). This agreement shall be terminated by either party upon thirty (30) day advance written notice at any time during the Term. Termination of this Agreement shall not affect the parties' duties to perform their respective obligations as to matters arising prior to the termination date, including, without limitation, providing NH with the Merger Consulting Fee provided above.

         Market shall not be responsible for an of NH's expenses and NH agrees not to make any disbursements or purchase or incur any liabilities for or on behalf of Market. IN addition, NH represents that it is engaged in an independent business and will be solely responsible for all of its and its employees' acts and omissions and is subject to all laws, rules and regulations imposed on independent contractors by any government agency. NH further agrees to pay its own taxes.

         If you find the foregoing is in accordance with our understanding, kindly sign and return to us a counterpart hereof.